SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

(Publicly traded company)

CNPJ No. 00001180/0001-26

NOTICE OF MEETING

163rd Extraordinary Shareholders' Meeting

We hereby invite the shareholders of Centrais Elétricas Brasileiras S.A. (Eletrobras) to meet at the Company's headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Sala (Room) 203 in Edifício Centro Empresarial VARIG – Brasília – DF, on August 31, 2015, at 10 am, for an Extraordinary Shareholders' Meeting, to discuss the following Agenda:

1. Election by the controlling shareholder of a member for the Board of Directors to replace Willamy Moreira Frota, under Section I of Article 17 of the Company’s Bylaws;

2. Election of a member for the Fiscal Council to replace Ricardo de Paula Monteiro, and his respective alternate, replacing Mr. Hugo Leonardo Gosmann under Article 36 of the Company's Bylaws.

Under the terms of the paragraph of Article 126 of Federal Law No. 6404/1976, as amended ("Corporate Law") and the decision of the I. Collegiate of the CVM in the process CVM RJ2014/3578, issued on November 4, 2014, shareholders may be represented at the Extraordinary Shareholders' Meeting: (i) if an individual, by a proxy appointed less than 1 (one) year ago (whether a shareholder, officer of the Company or attorney registered with the Order of Attorneys of Brazil), (ii) if a legal entity, by its legal representatives or a proxy appointed in accordance with its articles of organization and the rules of the Brazilian Civil Code, (iii) if an investment fund, by its administrator and/or manager, or also by a proxy appointed in accordance with its articles of incorporation and the rules of the Brazilian Civil Code.

Each shareholder or their legal representative, in order to ensure their admission to the Meeting (Article 5, heading, of CVM Instruction No. 481, of December 17, 2009), shall present the following documents:

• Official identification document with a photo;

• Certified copy of the current Bylaws or articles of incorporation, in the case of legal entities;

• Original or certified copy of the power-of-attorney granted by the shareholder; and

• Original copy of the share position statement provided by the depositary institution or custodian, identifying shareholder status.

Under the terms of the paragraph of Article 43 of the Company's Bylaws, documents proving shareholder status and representation must be delivered within 72 (seventy-two) hours of the Extraordinary Shareholders' Meeting to the Departamento de Relações com Investidores (DFR - Department of Investor Relations), Divisão de Atendimento ao Mercado (DFRM - Market Service Division), on Avenida Presidente Vargas, No. 409 - 9th floor, in the city of Rio de Janeiro, State of Rio de Janeiro, from 8 am to 12 noon or 2 pm to 5 pm. Only those shareholders who arrive with all the necessary documents to participate in the meeting will be admitted to the Extraordinary Shareholders' Meeting hereby called.

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

The provisions of Article 141 of the Law of Corporations do not apply, since the election of members to the Company's Board of Directors, as listed in the Agenda, is for the purpose of replacing members in positions appointed by the controlling shareholder, as established in the Company's Bylaws.

All the documentation pertaining to the subjects that will be discussed in the Extraordinary Shareholders' Meeting, in accordance with Article 135, paragraph 3, of the Law of Corporations and CVM Instruction No. 481, of December 17, 2009, as amended ("CVM Instruction 481") are available to shareholders at the Departamento de Relações com Investidores (DFR - Department of Investor Relations), Divisão de Atendimento ao Mercado (DFRM - Market Service Division), on Presidente Vargas, No. 409 – 9th floor, in the city of Rio de Janeiro, RJ, and on the websites of the Company (http://www.eletrobras.com.br/ri), the Brazilian Securities Commission (CVM) (http://www.cvm.gov.br) and BM&FBovespa (www.bmfbovespa.com.br).

Rio de Janeiro –  July 31, 2015

Wagner Bittencourt de Oliveira

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.